STRICTLY CONFIDENTIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

VULCAN MATERIALS COMPANY
(Name of Subject Company)

VULCAN MATERIALS COMPANY
(Name of Persons Filing Statement)

Common Stock, $1.00 par value per share
(Title of Class of Securities)

929160109
(CUSIP Number of Class of Securities)

Robert A. Wason IV, Esq.
Senior Vice President and General Counsel
Vulcan Materials Company
1200 Urban Center Drive
Birmingham, Alabama 35242
Telephone:  (205) 298-3000
(Name, address, and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:
Edward D. Herlihy, Esq.
Igor Kirman, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☐          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 to Schedule 14D-9 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9”) originally filed by Vulcan Materials Company, a New Jersey corporation (“Vulcan” or the “Company”), with the Securities and Exchange Commission on December 22, 2011 and subsequently amended, relating to the unsolicited exchange offer by Martin Marietta Materials, Inc., (“Martin Marietta”), a North Carolina corporation, to exchange each of the issued and outstanding shares of common stock, par value $1.00 per share, of Vulcan (the “Vulcan Common Stock”) for 0.50 shares of the common stock (the “Exchange Ratio”), par value $0.01 per share, of Martin Marietta, together with the associated preferred stock purchase rights (the “Martin Marietta Common Stock”).

Except as specifically noted herein, the information set forth in the Schedule 14D-9 remains unchanged.  Capitalized terms used but not defined in this Amendment No. 8 have the meanings ascribed to them in the Schedule 14D-9.

Item 4.                 The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby supplemented by inserting the following text immediately after the last paragraph under the section entitled “Background of the Offer”:

“Between December 21, 2011, and December 28, 2011, three putative class-action complaints challenging Vulcan’s response to the Offer were filed against Vulcan and its directors in the United States District Courts for the Northern District of Alabama and the District of New Jersey.  A fourth complaint was filed on January 19, 2012.”

Item 8. Additional Information

The second to last paragraph of the subsection of Item 8 entitled “Litigation—Delaware Litigation” is hereby deleted in its entirety and replaced with the following:

“On December 20, 2011, Vulcan answered the complaint and asserted counterclaims against Martin Marietta.  Vulcan alleged that Martin Marietta violated the May 3, 2010 letter agreement covering confidentiality, use restrictions and other terms by using and disclosing confidential material protected by the agreement to launch its exchange offer.  On this basis, Vulcan sought (1) a declaration that Martin Marietta is barred from disclosing material received pursuant to the May 3, 2010 letter agreement in connection with its exchange offer, and (2) a decree of specific performance or an injunction prohibiting Martin Marietta from pursuing its exchange offer and requiring Martin Marietta to withdraw the documents it has publicly filed that disclose information covered by the agreement.

In order to ensure efficient and prompt resolution of the contract disputes between Vulcan and Martin Marietta, Vulcan agreed during a conference with the Court to litigate together in the Delaware Court of Chancery its claims under the May 3, 2010 letter agreement covering confidentiality, use restrictions and other terms, and its claims then pending in the United States District Court for the Northern District of Alabama (see “—Alabama Litigation,” below) under the May 18, 2010 common interest, joint defense and confidentiality agreement.

The Court agreed that swift resolution of all the parties’ contract claims was appropriate, and has scheduled a trial to begin at the end of February 2012.

On January 18, 2012,Vulcan filed with the Court its amended answer and counterclaim, alleging that Martin Marietta violated both the May 3, 2010 letter agreement covering confidentiality, use restrictions and other terms and the May 18, 2010 common interest, joint defense, and confidentiality agreement in connection with its exchange offer.  To remedy Martin Marietta’s breaches of contract, Vulcan seeks (1) an order enjoining Martin Marietta from pursuing its exchange offer, (2) an order enjoining Martin Marietta from pursuing its proposed proxy contest, and (c) a declaration that Martin Marietta may not disclose any further confidential Vulcan information in order to satisfy the requirements of the federal securities laws or otherwise.

Various motions and related items (whether procedural, discovery-related and/or substantive in nature) occur from time to time with respect to these matters.”

The last paragraph of the subsection of Item 8 entitled “Litigation—New Jersey Litigation” is hereby deleted in its entirety and replaced with the following:

“Simultaneous with the filing of its complaint on December 12, 2011, Martin Marietta sought and obtained an order to show cause why expedited discovery should not be permitted.  On December 20, 2011, following briefing and argument, the Court directed Vulcan to file its answer and any motion to dismiss the complaint by January 6, 2012, and to respond to Martin Marietta’s request for discovery by January 31, 2012.  On January 6, 2012, Vulcan moved to dismiss Counts VI and VII of the complaint, and answered the remaining allegations; the motion to dismiss was subsequently denied without prejudice.

Various motions and related items (whether procedural, discovery-related and/or substantive in nature) occur from time to time with respect to these matters.

Vulcan believes Martin Marietta’s lawsuit is meritless.”

The subsection of Item 8 entitled “Litigation—Alabama Litigation” is hereby deleted in its entirety and replaced with the following:

“On December 19, 2011, Vulcan commenced litigation in the United States District Court for the Northern District of Alabama, Southern Division seeking declaratory and injunctive relief.  The action is captioned Vulcan Materials Company v. Martin Marietta Materials, Inc., CV-11-CO-4248-S (N.D. Ala.).  In its complaint, Vulcan alleged that Martin Marietta violated the common interest, joint defense and confidentiality agreement executed by Vulcan, Martin Marietta, and their respective outside counsel on May 18, 2010, by misusing and disclosing information protected by the agreement in connection with its exchange offer.  Vulcan further alleged that Martin Marietta violated the Securities Exchange Act of 1934 (the “Exchange Act”)

by launching its exchange offer while in possession of material nonpublic information it obtained under the common interest, joint defense and confidentiality agreement.  On this basis, Vulcan seeks, among other things, (1) an injunction barring Martin Marietta from pursuing an exchange offer formulated in breach of the common interest, joint defense and confidentiality agreement; (2) a declaration that Martin Marietta may not disclose information received pursuant to the common interest, joint defense and confidentiality agreement in support of its exchange offer; (3) an injunction barring Martin Marietta from pursuing its exchange offer in violation of the Exchange Act; and (4) an injunction requiring that Martin Marietta correct certain of the material omissions and misstatements in its public filings, also as required by the Exchange Act.

On January 13, 2012, Vulcan informed the Court that it had agreed to pursue counts I and II of its complaint, which asserted claims for breach of contract against Martin Marietta under the May 18, 2010 common interest, joint defense, and confidentiality agreement, in the Delaware Litigation.  It also informed the Court that because Vulcan and Martin Marietta were proceeding with expedited discovery in the Delaware Litigation and had agreed that evidence produced in that litigation would be deemed produced in the Alabama Litigation, the Court did not need to grant Vulcan’s request for expedited discovery at that time.  The Court then denied certain pending motions for consolidation and expedition.  On January 18, 2012, Vulcan voluntarily dismissed counts I and II of its complaint as it intends to pursue such counts in the Delaware Litigation.

Vulcan intends to continue to pursue vigorously its claims arising under the federal securities laws in the United States District Court for the Northern District of Alabama.

Various motions and related items (whether procedural, discovery-related and/or substantive in nature) occur from time to time with respect to these matters.

Shareholder Litigation

Four putative class-action complaints challenging Vulcan’s response to the Offer have been filed against Vulcan and its directors.  Three of these complaints were filed in the United States District Court for the District of New Jersey:  City of Southfield Police & Fire Retirement Systems v. Carroll, et al., No. 11-cv-07416 (the “Southfield Action”); Louisiana Municipal Police Employees’ Retirement System v. Carroll, et al., No. 11-cv-7571 (the “Louisiana Municipal Action”); and Stationary Engineers Local 39 Pension Trust Fund v. Carroll, et al., No. 12-cv-00349 (the “Stationary Engineers Action”).  The fourth complaint was filed in the United States District Court for the Northern District of Alabama:  KBC Asset Management NV v. James, et al., No. 11-cv-04323 (the “KBC Action”).

Each of the above-named putative class-action complaints has been brought on behalf of a putative class of Vulcan shareholders and alleges that the Company’s directors breached their fiduciary duties in connection with their response to the Offer.  The complaints filed in the KBC and Stationary Engineers Actions also purport to assert claims derivatively on behalf of Vulcan.  All four putative class-action complaints seek, among other things, an injunction barring the named defendants from adopting any defensive measures in connection with the Offer, as well as attorneys’ fees and costs.  Plaintiffs in the Southfield and Louisiana Municipal Actions also seek a declaration that neither the New Jersey Shareholders Protection Act nor Article VIII.A of Vulcan’s Charter is applicable to the Offer.

Various motions and related items (whether procedural, discovery-related and/or substantive in nature) occur from time to time with respect to these matters.

Vulcan and its directors believe the lawsuits are meritless.”

Item 9. Exhibits

This Amendment No. 8 amends and restates “Item 9. Exhibits” to add a new Exhibit (a)(16) as follows:

(a)(16) — Press release issued by Vulcan Materials Company, dated January 24, 2012 (incorporated by reference to Vulcan’s Form 425 filing dated January 24, 2012)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

VULCAN MATERIALS COMPANY

Date: January 24, 2012	By:	/s/ Daniel F. Sansone
Name: Daniel F. Sansone
Title: Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

(a)(1)	—	Press release issued by Vulcan Materials Company, dated December 12, 2011 (incorporated by reference to Exhibit 99.1 of Vulcan’s Current Report on Form 8-K filed on December 12, 2011)
(a)(2)	—	Press release issued by Vulcan Materials Company, dated December 22, 2011 *
(a)(3)	—	Letter to Vulcan Shareholders, dated December 22, 2011 *
(a)(4)	—	Opinion of Goldman Sachs, dated December 19, 2011 (included as Annex B to this Schedule 14D-9)
(a)(5)	—	Letter to Vulcan Materials Company Employees (incorporated by reference to Vulcan’s Form 425 filing dated December 22, 2011)
(a)(6)	—	Content from the Vulcan Materials Company website regarding Martin Marietta’s unsolicited exchange offer (incorporated by reference to Vulcan’s Form 425 filing dated December 22, 2011)
(a)(7)	—	Communication to Vulcan Materials Company Employees (incorporated by reference to Vulcan’s Form 425 filing dated December 28, 2011)
(a)(8)	—	Communication to Customers (incorporated by reference to Vulcan’s Form 425 filing dated December 28, 2011)
(a)(9)	—	Communication to Suppliers (incorporated by reference to Vulcan’s Form 425 filing dated December 28, 2011)
(a)(10)	—	Communication to Government Officials (incorporated by reference to Vulcan’s Form 425 filing dated December 28, 2011)
(a)(11)	—	Communication and Frequently Asked Questions Material to Vulcan Materials Company Employees (incorporated by reference to Vulcan’s Form 425 filing dated December 29, 2011)
(a)(12)	—	Investor Presentation (incorporated by reference to Vulcan’s Form 425 filing dated January 5, 2012)
(a)(13)	—	Press release issued by Vulcan Materials Company, dated January 5, 2012 (incorporated by reference to Vulcan’s Form 425 filing dated January 5, 2012)
(a)(14)	—	Communication to Vulcan Materials Company Employees (incorporated by reference to Vulcan’s Form 425 filing dated January 5, 2012)
(a)(15)	—	Press release issued by Vulcan Materials Company, dated January 10, 2012 (incorporated by reference to Vulcan’s Form 425 filing dated January 10, 2012)
(a)(16)	—	Press release issued by Vulcan Materials Company, dated January 24, 2012 (incorporated by reference to Vulcan’s Form 425 filing dated January 24, 2012)
(e)(1)	—	Excerpts from the Vulcan Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on March 31, 2011
(e)(2)	—	Unfunded Supplemental Benefit Plan for Salaried Employees, as amended (incorporated by reference to Exhibit 10.4 to Vulcan’s Current Report on Form 8-K filed with the SEC on December 17, 2008)
(e)(3)	—

Amendment to the Unfunded Supplemental Benefit Plan for Salaried Employees (incorporated by reference to Exhibit 10(c) to Legacy Vulcan Corp.’s Annual Report on Form 10-K for the year ended December 31, 2001, and filed with the SEC on March 27, 2002)

(e)(4)	—	Vulcan Executive Deferred Compensation Plan, as amended (incorporated by reference to Exhibit 10.1 to Vulcan’s Current Report on Form 8-K filed with the SEC on December 17, 2008)
(e)(5)	—	Vulcan Deferred Compensation Plan for Directors Who Are Not Employees of the Company, as amended (incorporated by reference to Exhibit 10.5 to Vulcan’s

Current Report on Form 8-K filed with the SEC on December 17, 2008)
(e)(6)	—	Vulcan Amended and Restated 2006 Omnibus Long-Term Incentive Plan (incorporated by reference to Appendix A to Vulcan’s Proxy Statement on Schedule 14A filed with the SEC on March 31, 2011)
(e)(7)	—	Vulcan 1996 Long-Term Incentive Plan (incorporated by reference to Exhibit B to Legacy Vulcan Corp’s Proxy Statement on Schedule 14A filed with the SEC on April 10, 2006)
(e)(8)	—

Vulcan Deferred Stock Plan for Nonemployee Directors of the Company, as amended (incorporated by reference to Exhibit 10(f) to Legacy Vulcan Corp.’s Annual Report on Form 10-K for the year ended December 31, 2001, and filed with the SEC on March 27, 2002)

(e)(9)	—

Vulcan Restricted Stock Plan for Nonemployee Directors of the Company, as amended (incorporated by reference to Exhibit 10.6 to Vulcan’s Current Report on Form 8-K filed with the SEC on December 17, 2008)

(e)(10)	—	Form Stock Option Award Agreement (incorporated by reference to Exhibit 10(o) to Legacy Vulcan Corp.’s Report on Form 8-K filed December 20, 2005)
(e)(11)	—	Form Director Deferred Stock Unit Award Agreement (incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed December 17, 2008)
(e)(12)	—	Form Performance Share Unit Award Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed March 11, 2010)
(e)(13)	—	Form Stock Only Stock Appreciation Rights Agreement (incorporated by reference to Exhibit 10(a) to the Company’s Current Report on Form 8-K filed November 15, 2011)
(e)(14)	—	Form Stock Only Stock Appreciation Rights Agreement (incorporated by reference to Exhibit 10(p) to Legacy Vulcan Corp.’s Report on Form 10-K filed February 26, 2007)
(e)(15)	—	Form Employee Deferred Stock Unit Award Amended Agreement (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed December 17, 2008)
(e)(16)	—	Change of Control Employment Agreement Form (Double Trigger) (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 2, 2008)
(e)(17)	—	Change of Control Employment Agreement Form (Modified Double Trigger) (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on October 2, 2008)
(e)(18)	—

Change of Control and Non-Competition Agreement with John R. McPherson, dated as of October 7, 2011 (incorporated by reference to Exhibit 10.1 to Vulcan’s Current Report on Form 8-K filed with the SEC on October 11, 2011)

(e)(19)	—

Independent Contractor Consulting Agreement with John R. McPherson, dated as of October 7, 2011 (incorporated by reference to Exhibit 10.2 to Vulcan’s Current Report on Form 8-K filed with the SEC on October 11, 2011)

(e)(20)	—	Supplemental Executive Retirement Agreement (incorporated as Exhibit 10 to Legacy Vulcan Corp.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 filed on November 2, 2001)
(e)(21)	—	Vulcan Executive Incentive Plan, as amended (incorporated by reference to Exhibit 10.2 to Vulcan’s Current Report on Form 8-K filed with the SEC on December 17, 2008)

* Filed as exhibits to the Schedule 14D-9 filed on December 22, 2011